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15026515

SECURITIE

V

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH, D.C.
194
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grail Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue Suite 3180
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarke Grey (212) 918-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street Suite 700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grail Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DION ROSS
Notary Public - State of New York
NO. 01RO6288412
Qualified in Queens County
My Commission Expires Sep 3, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAIL SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

GRAIL SECURITIES, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm ....Page 1

Statement of Financial Condition ....Page 2

Statement of Operations...Page 3

Statement of Changes in Member's Capital ....Page 4

Statement of Cash Flows ....Page 5

Notes to Financial Statements..Page 6

Supplemental Information:
Supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission Act of 1934.............................Page 9

Supplemental Schedule II – Information Relating to Possession or Control
Requirements and Computation of Reserve Requirements Under Rule
15c3-3 of the Securities and Exchange Commission Act of 1934....................Page 10

Report of Independent Registered Public Accounting Firm on
Management's Exemption Report...Page 11

OUM & CO. LLP
ACCOUNTANTS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member and Managing Member of
Grail Securities, LLC

We have audited the accompanying financial statements of Grail Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grail Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 18, 2015

465 California St. Ste 700 San Francisco, CA 94104 | P: 415-434-3744 | F: 415-788-2260 | www.oumcpa.com

GRAIL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	38,634
Prepaid expense		500
TOTAL ASSETS	**$**	**39,134**
LIABILITIES AND MEMBER'S CAPITAL		
Accrued Expenses	$	11,000
TOTAL LIABILITIES		11,000
MEMBER'S CAPITAL		28,134
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**39,134**

See accompanying notes to the financial statements.

GRAIL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

EXPENSES:		
Regulatory expenses	$	3,518
Professional fees		11,585
Other expenses		1,500
Total expenses	$	(16,603)
NET LOSS	**$**	**(16,603)**

See accompanying notes to the financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. This Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Firm had net regulatory capital of $27,634 which was $22,634 in excess of its required net capital of $5,000.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2015, the date which these financials were available to be issued and has determined that there are no material subsequent events to disclose.

Schedule I

GRAIL SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL COMPUTATION:		
Total member's capital		$ 28,134
Non-allowable assets		(500)
NET CAPITAL		**27,634**
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		$ 11,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 733
Minimum dollar requirement		$ 5,000
Excess net capital		$ **22,634**
Net capital less greater of 10% of A.I. or 120% of Minimum dollar requirement	$ 21,634	
Ratio: Aggregate indebtedness to net capital		0.40 to 1

There are no material differences from the Net Capital calculation shown above and the Net Capital calculation as filed on Form X-17A-5 on January 24, 2015.

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

The financial statements are prepared on the accrual basis of accounting and include the accounts of Grail Securities, LLC, a limited liability company ("the Firm" or "GS"). The Firm is a wholly-owned subsidiary of Grail Partners, LLC. The fiscal year of the Firm is the calendar year and operations commenced on May 6, 2005.

The Firm is a broker-dealer in securities that was organized for the private placement of securities as well as mergers and acquisition advisory services for private companies. The Firm has offices in San Francisco, New York and Boston.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2014, the Firm held a single cash account.

Revenue Recognition

The Firm earns management and referral fees in connection with the private placement of limited partnership interests in certain investment funds. The management and referral fees are generally based on an agreed upon percentage of management fee and incentive allocation earned by the investment funds' investment manager that is attributable to capital contributed by potential investors.

Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The Member reports its distributive share of the Firm's income and credits on its individual Member's tax return. However, certain states including California in which the Firm operates imposes fees and taxes at the partnership level.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported on the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm. Contributions and withdrawals by the Member may be made from time to time with the consent and approval of the sole managing member as set forth in the Firm's LLC Agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Grail Partners, LLC. Under the agreement, the Firm pays and records the following expenses:

a. all registration and filing fees in connection with such associated persons of GS for registrations which may be required under (i) the Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable GS laws and regulations of those States and other jurisdictions in which such associated persons of GS intend to conduct business; and

b. all FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

Grail Partners, LLC will not look to the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Grail Partners, LLC asserts that these expenses and retained liabilities not covered under this agreement are the responsibility and liability of Grail Partners, LLC. Any such amounts are not deemed significant to the Company's financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. This Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Firm had net regulatory capital of $27,634 which was $22,634 in excess of its required net capital of $5,000.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2015, the date which these financials were available to be issued and has determined that there are no material subsequent events to disclose.

Schedule I

GRAIL SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL COMPUTATION:		
Total member's capital		$ 28,134
Non-allowable assets		(500)
NET CAPITAL		**27,634**
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		$ 11,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 733
Minimum dollar requirement		$ 5,000
Excess net capital		$ **22,634**
Net capital less greater of 10% of A.I. or 120% of Minimum dollar requirement	$ 21,634	
Ratio: Aggregate indebtedness to net capital		0.40 to 1

There are no material differences from the Net Capital calculation shown above and the Net Capital calculation as filed on Form X-17A-5 on January 24, 2015.

See accompanying notes to the financial statements.

Schedule II

GRAIL SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS AND COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Coontrol Requirements are not required

See accompanying notes to the financial statements.

OUM & CO. LLP
ACCOUNTANTS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member and Managing Member
of Grail Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Grail Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Grail Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Grail Securities, LLC stated that Grail Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Grail Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Grail Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

OUM & Co. LLP

San Francisco, California
February 18, 2015

Grail

February 18, 2015

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Grail Securities LLC claims exemption under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period January 1, 2014 through December 31, 2014. To our best knowledge and belief we met the exemption provision throughout the year and did not identify any exceptions to this exemption during this period.

Regards,

J. Clarke Gray
Chief Financial Officer